Jane Street Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2017

1. Nature of Operations

Jane Street Execution Services, LLC (the "Company"), is a Delaware limited liability company registered as a broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Jane Street Group, LLC (the "Parent") and a member of the Financial Industry Regulatory Authority, Inc., who serves as its Designated Examining Authority, and The NASDAQ Stock Market LLC.

The Company provides brokerage services to third-party broker-dealer clients and other institutional customers exclusively on an agency basis. Third-party orders are generally executed by matching such orders against contra-side orders provided by affiliate entities. Upon request, the Company may also on-route customer orders directly to various exchanges. Additionally, the Company facilitates intercompany securities transactions amongst certain affiliates. The Company clears its transactions through one clearing broker on a fully disclosed basis and does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of this financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of this financial statement. Actual amounts could differ from these estimates.

Cash

The Company maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

Jane Street Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2017

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company and a disregarded entity for U.S. tax purposes; therefore, no provision has been made in the accompanying financial statement for U.S. federal, state, or city income taxes, or other relevant jurisdictions.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity. In accordance with Accounting Standards Codification 740, *Income Taxes*, the Company has not accrued any amounts related to income tax positions and related uncertainties.

Fixed Assets

Furniture, equipment, and software are carried at cost net of accumulated depreciation and amortization. Depreciation and amortization are provided by the straight line method over the estimated useful lives of the related assets.

Fixed assets consist of the following:

	Depreciable Life in Years		At December 31, 2017
Furniture	7	$	11,848
Equipment	5		557,928
Software	3		23,550
Total fixed assets			593,326
Less accumulated depreciation and amortization			(423,633)
Net fixed assets		$	169,693

Jane Street Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2017

2. Summary of Significant Accounting Policies (continued)

New Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). ASU 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. ASU 2014-09 also provides guidance on accounting for certain contract costs, and requires new disclosures. ASU 2014-09, amended by Accounting Standards Update 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, is effective for annual reporting periods beginning after December 15, 2017. The adoption of this standard on January 1, 2018 will not materially impact the Company.

In March 2016, the FASB issued Accounting Standards Update 2016-08, *Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net)* ("ASU 2016-08"). ASU 2016-08 clarifies the provisions of principal versus agent implementation and requires entities to determine whether they are a principal or agent for each distinct good or service they provide to customers. The new standard also clarifies the assessment necessary to determine whether the entity is acting as a principal or agent based on the contract and customer. ASU 2016-08 is effective for annual reporting periods beginning after December 15, 2017. The adoption of this standard on January 1, 2018 will not materially impact the Company.

3. Fair Value of Financial Instruments

At December 31, 2017, the Company did not own any financial assets or liabilities other than cash.

4. Concentration of Credit Risk

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded such accounts. The Company has not experienced any such loss.

Additionally, the Company is engaged in brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. In accordance with its clearing agreements, the Company has agreed to indemnify its clearing broker for losses, if any, which

Jane Street Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2017

4. Concentration of Credit Risk (continued)

the clearing broker may sustain from securities transactions introduced by the Company. The risk of default depends on the creditworthiness of each counterparty. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

5. Due from Broker

The amount in Due from broker in the Statement of Financial Condition includes a clearing deposit of $3,000,000 held at its clearing firm. The remainder of the balance is mainly composed of commissions collected on third-party client transactions, offset by various transaction fees.

6. Intercompany and Related Party Transactions

The Parent and affiliates pay for various operating expenses on behalf of the Company. The amount reflected as Due to Parent in the Statement of Financial Condition is comprised of the unreimbursed portion of these expenses. Unpaid expenses allocated to the Company by its affiliates are netted within the Due from affiliates balance in the Statement of Financial Condition.

Separate from the above, for its role as agent, the Company earns commission revenues from its affiliates. For certain third-party client orders the Company earns commissions and may make an incentive payment to its affiliates for acting as a counterparty to such orders. The uncollected commissions earned and incentive fee payable are netted within the Due from affiliates balance in the Statement of Financial Condition.

Upon direction from its Operating Committee, the Parent issues both investor units and equity units (collectively, "the units") of the Parent to certain members, including those that provide services to the Company. The equity unit issuance is done, in part, based upon the member's individual performance and/or service. The investor units are representative of the total consolidated capital of the Parent and the members earn a return on that capital. The equity units are a means of distributing the consolidated residual profit and loss of the Parent. All of these units are issued at the Parent level. The equity units, when issued, are normally subject to vesting over a period of up to three years. Both investor units and equity units are subject to redemption by the Parent under certain circumstances as defined in the relevant Amended and Restated Limited Liability Company Agreement of Jane Street Group, LLC. For equity unit awards, the Parent has made a policy election to account for awards to members who provide services to the Company as distributions from equity.

Jane Street Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2017

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ("SEC"). The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2017, the Company had net capital of $8,603,771, which exceeded the requirement of $124,543 by $8,479,228.

The Company's equity withdrawals are subject to certain provisions of the net capital rule of the SEC.

8. Subsequent Events

The Company has evaluated events through the date that this financial statement was available to be issued.